UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

China Fundamental Acquisition Corporation
(Name of Issuer)

Ordinary Shares $.001 par value
(Title of Class of Securities)

G2156W209
(CUSIP Number)

July 23, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	:	Rule 13d-1(b)
☒	:	Rule 13d-1(c)
☐	:	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2156W209	SCHEDULE 13G	Page 2 of 9 Pages

1		Name of Reporting Person: Sonoma Capital, L.P.
2	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power: -0-
	6	Shared Voting Power: 424,000
	7	Sole Dispositive Power: -0-
	8	Shared Dispositive Power: 424,000
9		Aggregate Amount Beneficially Owned by Each Reporting Person: 424,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11		Percent of Class Represented by Amount in Row (9): 9.9%
12		Type of Reporting Person: PN

CUSIP No. G2156W209	SCHEDULE 13G	Page 3 of 9 Pages

1		Name of Reporting Person: Sonoma Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power: -0-
	6	Shared Voting Power: 424,000
	7	Sole Dispositive Power: -0-
	8	Shared Dispositive Power: 424,000
9		Aggregate Amount Beneficially Owned by Each Reporting Person: 424,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11		Percent of Class Represented by Amount in Row (9): 9.9%
12		Type of Reporting Person: 00

CUSIP No. G2156W209	SCHEDULE 13G	Page 4 of 9 Pages

1		Name of Reporting Person: Sonoma Capital, LLC
2	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power: -0-
	6	Shared Voting Power: 424,000
	7	Sole Dispositive Power: -0-
	8	Shared Dispositive Power: 424,000
9		Aggregate Amount Beneficially Owned by Each Reporting Person: 424,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11		Percent of Class Represented by Amount in Row (9): 9.9%
12		Type of Reporting Person: 00

CUSIP No. G2156W209	SCHEDULE 13G	Page 5 of 9 Pages

1		Name of Reporting Person: Jeffrey Thorp
2	Check the Appropriate Box if a Member of a Group:
(a) ☐
(b) ☒
3		SEC Use Only
4		Citizenship or Place of Organization: U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	5	Sole Voting Power: -0-
	6	Shared Voting Power: 424,000
	7	Sole Dispositive Power: -0-
	8	Shared Dispositive Power: 424,000
9		Aggregate Amount Beneficially Owned by Each Reporting Person: 424,000
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11		Percent of Class Represented by Amount in Row (9): 9.9%
12		Type of Reporting Person: IN

CUSIP No. G2156W209	SCHEDULE 13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

China Fundamental Acquisition Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Room 2301, 19 Des Voeux Road, Central, Hong Kong

Item 2(a).	Name of Persons Filing:

(i) Sonoma Capital L.P. (“Sonoma L.P.”) (ii) Sonoma Capital Management, LLC (“Sonoma Capital Management”) (iii) Sonoma Capital, LLC (“Sonoma Capital LLC”) and (iii) Jeffrey Thorp (“Jeffrey Thorp”) (“Jeffrey Thorp” and together with Sonoma L.P., Sonoma Capital Management and Sonoma Capital LLC the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office:

For each Reporting Person:

954 Third Avenue, No. 705

New York, NY 10022

Item 2(c).	Citizenship:

See row 4 of each Reporting Person’s cover page.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, $.001 par value per share, of China Fundamental Acquisition Corporation (the “Company”)

Item 2(e).	CUSIP Number:

G2156W209

Item 3.	Not Applicable.

CUSIP No. G2156W209	SCHEDULE 13G	Page 7 of 9 Pages

Item 4.	Ownership.

Sonoma Capital LLC is the general partner of Sonoma L.P.  Jeffrey Thorp is the sole member of Sonoma Capital LLC. Sonoma Capital Management is the investment manager of Sonoma L.P. Jeffrey Thorp is the sole member and manager of Sonoma Capital Management.  As a result, each of Sonoma Capital Management, Sonoma L.P., Sonoma Capital LLC and Jeffrey Thorp are considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Ordinary Shares owned of record by Sonoma L.P.  This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Sonoma L.P.) is the beneficial owner of the Ordinary Shares covered by this statement.

For each of the Reporting Persons:

(a)	Amount beneficially owned:

424,000 Ordinary Shares.

(b)	Percent of class:

9.9% of the total outstanding shares of the Company.

(c)	Number of shares to which the Reporting Persons have:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 424,000
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose of or direct the disposition of: 424,000
Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

CUSIP No. G2156W209	SCHEDULE 13G	Page 8 of 9 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G2156W209	SCHEDULE 13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 1, 2008

SONOMA CAPITAL, L.P.

By:	SONOMA CAPITAL MANAGEMENT, LLC as General Partner
By:	/s/ Jeffrey Thorp
Jeffrey Thorp, Manager

SONOMA CAPITAL MANAGEMENT, LLC

By:	/s/ Jeffrey Thorp
Jeffrey Thorp, Manager

SONOMA CAPITAL, LLC

By:	/s/ Jeffrey Thorp
Jeffrey Thorp, Manager

/s/ Jeffrey Thorp
Jeffrey Thorp